

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Thomas Salerno
Chief Executive Officer
TSR, Inc.
400 Oser Avenue, Suite 150
Hauppauge, NY 11788

> **Re: TSR, Inc.**
> **Schedule 14D-9 filed May 30, 2024**
> **File No. 005-38473**

Dear Thomas Salerno:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed May 30, 2024

Past Contacts, Transactions, Negotiations and Agreements, page 3

1. Refer to the second paragraph under the subheading "Merger Agreement" in this section and the statement there that the summary of the terms of the Merger Agreement and descriptions of the Offer conditions "do not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe all material terms. Please modify to avoid characterizing the disclosure here, and in similar instances throughout the schedule, as incomplete.

Certain Unaudited Prospective Financial Information of TSR, page 26

2. Please disclose the full Projections instead of a summary of the Projections.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions